82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/432 /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

05012481

SUPPL

October 31, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Reviewed Financial Statements, Management's Discussion and Analysis for third quarter 2005

Reference: Letter PTTEP No. 1.910/ 412 / 2005, dated October 25, 2005

Attachment:
1. Reviewed Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of September 30, 2005 and 2004, including English translations, all of which have been reviewed by the Auditor.
2. Management's Discussion and Analysis for third quarter 2005

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its reviewed financial statements, consolidated financial statements, and Management's Discussion and Analysis for the third quarter of 2005 as detailed in Attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

PTTEP wishes to announce that the operating results presented in the Reviewed Financial Statements, as of September 30, 2005, are the same as those presented in PTTEP's announcement on the subject of the Unreviewed Financial Statements, and Analysis of Operating Results for the third quarter of 2005, dated October 25, 2005.

Yours sincerely,

PROCESSED
NOV 14 2005
THOMSON FINANCIAL

(Maroot Mrigadat)

President

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66 (0)2537-4000 แฟกซ์ : +66 (0) 2537-4444 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66 (0) 2537-4000 Fax : +66 (0) 2537-4444 http://www.pttep.com

(Reviewed Quarter-3 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

	Reviewed Ending 30 September Quarter 3		(In thousands) For 9 Months	
Year	2005	2004	2005	2004
Net profit (loss)	7,183,001	4,111,045	16,917,503	10,766,439
EPS (baht)	10.98000	6.30000	25.88000	16.50000

Type of report:
Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________
(Maroot Mrigadat)
Position President

Authorized to sign on behalf of the company

News Release No.31/2548

PTTEP announced net profits of 7,183 million Baht Company will accelerate investment in more projects abroad to secure long-term energy for Thailand

PTT Exploration and Production Company Limited (PTTEP) and its subsidiaries announced net profits of 7,183 million Baht for the third quarter of 2005, an increase of 3,072 million Baht or 75% compared with the same quarter in 2004.

PTTEP President Mr. Maroot Mrigadat revealed that PTTEP and it's subsidiaries for the third quarter of 2005 had a total revenues of 19,987 million Baht, an increase of 7,230 million Baht or 57% from the 12,757 million Baht posted in the same quarter of 2004. The income rose partly because of the product prices, which averaged $31.47 per barrel of oil equivalent compared to $23.83 per barrel of oil equivalent in the same quarter of last year. Sales volumes also rose to 160,678 barrels of oil equivalent per day (BOED) compared to 135,456 BOED in the same quarter of 2004.

The growth in sales volumes for the third quarter was the result of increased production of natural gas and condensate from many projects including Bongkot, Pailin and Yetagun. Apart from this, Nang Nuan Project where production resumed early this year, B8/32 Project that PTTEP acquired from Pogo Thailand in September 2005, and S1 Project helped contributed to the increase in production volume of crude oil in this quarter.

PTTEP President Mr. Maroot Mrigadat said "PTTEP is well aware of its responsibility to the country. These results allow to accelerate its E&P investment abroad to ensure the country's long-term energy security. Investment cost in this industry has risen over the years, but it would result in long-term benefits to the Thai people and the nation."

Explaining about PTTEP's investments and expansion both in Thailand and in foreign countries, Mr. Maroot said that in July 2005, PTTEP entered into a farm in/ farm out agreement in the Merangin 1 block in Sumatra, Indonesia which has high crude oil potential. PTTEP has a 39% investment in the project while PT Medco Merangin the operator of the project holds a 61% investment.

In Vietnam where PTTEP has an interest in the off shore Vietnam16-1 Project, the Company completed drilling of the fifth exploration well, TGT-1X. The final test resulted in a petroleum discovery, with a maximum total flow rate of approximately 9,432 barrels of crude oil equivalent per day, comprising approximately 8,566 barrels of crude oil per day (STB/D) and approximately 4.86 million cubic feet of natural gas per day (MMSCF/D).

In August 2005, the Cambodian government granted approval for the Production Sharing Contract (PSC) for the offshore Cambodia Block B project in which PTTEP International Limited (a subsidiary of PTTEP) holds 30%, Resourceful Petroleum Limited (RPL) holds 30%, SPC Cambodia Limited (SPC) 30%, and CE Cambodia B Limited (CEL) holds 10%.

In Myanmar PTTEP signed a Production Sharing Contract to become 100% holder and operator of the offshore M11 project. This was the fifth PTTEP project in Myanmar following on from Yadana, Yetagun, M7 & M9 and M3 & M4 projects. Petroleum products from these projects will help secure the country's energy supply for years to come.

Another development is the Technical Evaluation Agreement with Bahrain Petroleum Company (BAPCO), the national petroleum company of Bahrain. Under the agreement, PTTEP and BAPCO will jointly conduct studies and evaluation of offshore Block 1 and Block 2. If successful, this could lead to an Exploration Production Sharing Agreement with BAPCO and the Bahrain Government in the future.

In the Sultanate of Oman, PTTEP entered into a Memorandum of Understanding with the Ministry of Energy of Oman to conduct feasibility studies to explore and develop petroleum in third countries with good petroleum potential.

Important developments closer to home relating to the Arthit Project in the Gulf of Thailand where there has been the successful installation of the first production platform AWP-1. The wellhead platform was designed and built in Thailand. PTTEP is proud of the progress as it is evidence of successful collaboration between many PTTEP departments. It also ensures that the development of the Arthit Project remains on schedule to start production in 2007 at 330 million standard cubic feet per day.

In the third quarter of 2005 PTTEP has worked extensively in conjunction with government agencies in supporting community projects aimed at bringing benefits to Thai society. A project called Thai Rice College, launched with the aim to support farmers in Buriram Province, Songkla Lake Restoration Project, PTTEP Khao Yai Reforestation Project, and the publishing of *Thai Seas, Our Heritage*, a book aimed at promoting the conservation of life under the Thai seas, were among the projects that PTTEP supported in the third quarter of this year.

****

For more information,
Please contact Sidhichai Jayant/ Panlop Limsakul/Jakra Srinagananad
External Relations Department
Tel. +66 (02) 537 40000

AUDITOR'S REPORT AND INTERIM FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets as at September 30, 2005, the related consolidated and the Company statements of income for the period of three months and nine months ended September 30, 2005 and 2004, the related consolidated and the Company statement of changes in shareholders' equity and statement of cash flows for the period of nine months ended September 30, 2005 and 2004 of PTT Exploration and Production Public Company Limited and its subsidiaries. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

The Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. Those standard requires the Office of the Auditor General of Thailand plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, the Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes the Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2004, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 11, 2005. The consolidated and the Company balance sheet as at December 31, 2004, as presented herein for comparative purposes, formed a part of the financial statements, which the Office of the Auditor General of Thailand audited and previously reported. The Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report.

(Signed) *Pensri Soranaraks*
(Pensri Soranaraks)
Deputy Auditor General
Acting Auditor General

(Signed) *Suchitra Sommanus*
(Suchitra Sommanus)
Director of Audit Office

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General
October 25, 2005

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD OF THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005
(UNAUDITED/REVIEWED)
AND FOR THE YEAR ENDED DECEMBER 31, 2004 (AUDITED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standards No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These financial statements are prepared with the same basis as financial statements for the year ended December 31, 2004. During the period, there are some changes in investment in subsidiary, associated undertakings and jointly controlled entities as discussed in Note 2. PTTEP and its subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the group or others, in proportion to the working interest held by the company which changed according to Note 23.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2004.

2. The Changes of Investment in Subsidiary, Associated Undertakings and Jointly Controlled Entities

On January 28, 2005, the Board of Directors of the Company approved to increase its capital in the Energy Complex Co., Ltd. based on a shareholding ratio of 50%, for the amount of Baht 399.50 million and changed its registered paid-up capital on February 24, 2005. As a result, the total paid-up registered capital will be Baht 800 million, consisting of 80 million common shares at 10 Baht each. The Company also jointly provided a loan to the Energy Complex Co., Ltd. with 50% of interest being the amount of Baht 800 million out of the total loan amount of Baht 1,600 million.

On February 17, 2005, PTTEP Offshore Investment Company Limited (PTTEPO) completed the sale of all of its shares in New Links to Encore Int'l Limited (Encore), in the total amount of Baht 9,101.84 million (USD 236.5 million) for the shares and warranty claims while the net book value of investment is Baht 9,679.71 million. Loss from divestment amounted Baht 577.87 million is presented in income statement.

On March 1, 2005, the Company incorporated PTTEP Iran Company Limited (PTTEP) with paid up registered capital USD 50,000, consisting of 50,000 ordinary shares at USD 1 each, with 100% shareholding by PTTEP Middle East Company Limited.

On August 17, 2005, PTTEPO acquired shares of the Pogo group in Thailand, consisting of 59.94% shares of Thaipo Limited (subsequently changed name to Orange Energy Limited) and 27.78% shares of B8/32 Partners Limited for the total amount of Baht 20,262 million.

On September 9, 2005 the Company incorporated Diamond Petroleum Company Limited with paid up registered capital USD 50,000, consisting of 50,000 ordinary shares at USD 1 each, with 100% shareholding by PTTEP Offshore Investment Company Limited.

3. Cash and cash equivalents

Cash and cash equivalents comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004
Cash on hand and at banks	8,506.70	1,939.10	2,554.47	421.31
Cash equivalents	12,129.72	21,839.15	6,568.89	16,107.97
Total	20,636.42	23,778.25	9,123.36	16,529.28

Cash equivalents comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004
Fixed deposits at bank	5,225.95	5,495.75	304.63	454.17
Treasury bills	6,873.77	16,343.40	6,264.26	15,653.80
Total	12,129.72	21,839.15	6,568.89	16,107.97

The interest rate of saving held at call with banks is 0.25-2.37% per annum (2004: 0.12-0.75 % per annum).

The interest rate of deposits held at call with banks is 1.60-3.07% per annum (2004: 0.50-1.50% per annum).

4. Account Receivables –Trade

4.1 Trade Receivable - parent company

(Unit: Million Baht)

	Consolidated		The Company	
	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004
Trade receivable	6,485.02	4,385.85	3,689.84	2,792.60
Total	6,485.02	4,385.85	3,689.84	2,792.60

4.2 Trade Receivables

(Unit: Million Baht)

	Consolidated		The Company	
	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004
Myanmar Oil and Gas Enterprise	523.73	317.76	-	-
Electricity Generating Authority of Thailand	184.29	181.54	46.07	45.39
Others	1,304.04	23.45	55.05	23.44
Total	2,012.06	522.75	101.12	68.83

5. Investments and Loans to Related Parties

Subsidiary undertakings, associated undertakings and the Group's interest in jointly controlled entities as at September 30, 2005 and December 31, 2004 are as follows:

(Unit: Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method		Nine Months of 2005	For the Year 2004
			Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004		
Subsidiary Companies												
PTTEPI*	Petroleum	Shareholding / Management team from the company	20,000	20,000	PTTEP 100 %	PTTEP 100 %	20,000	20,000	26,747.11	23,471.57	-	-
PTB*	Petroleum	Shareholding / Management team from the company	-	-	-	PTTEP 100%	-	1.51	-	0.09	-	-
PTTEPO*	Commerce	Shareholding / Management team from the company	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	6,220.46	3,733.54	-	-
					PTTEPI 25%	PTTEPI 25%	0.04	0.04	2,108.18	1,278.46	-	-
PTTEPS*	Petroleum	Shareholding / Management team from the company	100.00	100.00	PTTEP 49%	PTTEP 49%	3,719.03	3,719.03	4,435.11	3,071.80	17.15	1,715.00
					PTTEPO 51%	PTTEPO 51%	3,864.89	3,864.89	4,611.47	3,191.95	17.85	1,785.00
PTTEP Services*	Petroleum Service	Shareholding / Management team from the company	1.00	1.00	PTTEP 25%	PTTEP 25%	0.25	0.25	1.78	(0.23)	-	-
					PTTEPT 75%	PTTEPT 75%	0.75	0.75	5.37	(0.68)	-	-
PTTEP KV*	Petroleum	Shareholding / Management team from the company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(214.83)	(168.90)	-	-
PTTEP SV*	Petroleum	Shareholding / Management team from the company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(162.83)	(127.46)	-	-
PTTEP HV*	Petroleum	Shareholding / Management team from the company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(1,899.48)	(1,619.77)	-	-

(Unit: Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
			Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004	Cost Method		Equity Method		Nine Months of 2005	For the Year 2004
							Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004		
PTTEP HL*	Petroleum	Shareholding / Management team from the company	2.12	2.12	PTTEPO 100%	PTTEPO 100%	2.12	2.12	(1,140.85)	(1,000.55)	-	-
PTTEP ME*	Petroleum	Shareholding / Management team from the company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(505.08)	(319.49)	-	-
PTTEP AG*	Petroleum	Shareholding / Management team from the company	2.10	2.10	PTTEPO 100%	PTTEPO 100%	2.10	2.10	(252.20)	(23.96)	-	-
PTTEPT*	Petroleum	Shareholding / Management team from the company	100.00	25.00	PTTEP ME 49%	PTTEP ME 49%	49.00	12.25	21.78	9.78	-	-
					PTTEPI 51%	PTTEPI 51%	51.00	12.75	22.67	10.18	-	-
PTTEP IR*	Petroleum	Shareholding / Management team from the company	1.91	-	PTTEPME 100%	-	1.91	-	1.70	-	-	-
DPC*	Petroleum	Shareholding / Management team from the company	2.05	-	PTTEPO 100%	-	2.05	-	2.05	-	-	-
<u>Associated Companies</u>												
TOP*	Power producer	Shareholding	2,810	2,810	PTTEPI 26 %	PTTEPI 26 %	1,450.06	1,450.06	1,750.87	1,723.84	73.06	73.06
New Links*	Commerce	Shareholding	-	44.27 (Baht)	-	PTTEPO 40 %	-	9,898.26	-	9,643.35	-	245.89
Energy Complex*	Commerce	Shareholding	800.00	0.50	PTTEP 50%	PTTEP 50%	400.00	0.50	399.43	0.46	-	-
<u>Jointly Controlled Entities</u>												
CPOC*	Petroleum	Shareholding	19.8 (Baht)	19.8 (Baht)	PTTEPI 50 %	PTTEPI 50 %	Baht 9.90	Baht 9.90	Baht 9.90	Baht 9.90	-	-
MGTC*	Natural pipelines-overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	1,799.67	1,613.76	1,397.89	1,686.79

(Unit: Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004	Nine Months of 2005	For the Year 2004
TPC*	Natural pipelines-overseas	Shareholding	2.62	2.62	PTTEPO 19.3178%	PTTEPO 19.3178%	0.57	0.57	2,490.65	1,065.56	-	-
Orange*	Petroleum	Shareholding	100.00	-	PTTEPO 59.944%	-	15,196.32	-	15,384.71	-	-	-
B8/32 Partners*	Petroleum	Shareholding	110.00	-	PTTEPO 27.7789%	-	5,065.44	-	5,093.11	-	-	-

*PTTEPI : PTTEP International Limited

PTB : PTB Partner Co., Ltd. (On August 11, 2000, PTB registered its dissolution with the Ministry of Commerce. PTB was liquidated on November 1, 2004.)

PTTEPO : PTTEP Offshore Investment Company Limited

PTTEPS : PTTEP Siam Limited

PTTEP Services : PTTEP Services Limited

PTTEP KV : PTTEP Kim Long Vietnam Company Limited

PTTEP SV : PTTEP Southwest Vietnam Company Limited

PTTEP HV : PTTEP Hoan-Vu Company Limited

PTTEP HL : PTTEP Hoang-Long Company Limited

PTTEP ME : PTTEP Middle East Company Limited

PTTEP AG : PTTEP Algeria Company Limited

PTTEPT : PTTEP (THAILAND) LIMITED

PTTEP IR : PTTEP Iran Company Limited

DPC : Daimond Petroleum Company Limited

TOP : Thai Oil Power Company Limited

New Links : New Links Energy Resources Limited (On February 17, 2005 , PTTEPO completed the sale of all of its shares in New Link to Encore)

Energy Complex : Energy Complex Company Limited

CPOC : Carigali – PTTEPI Operating Company Sdn Bhd.

MGTC : Moattama Gas Transportation Company

TPC : Taninthayi Pipeline Company LLC

Orange : Orange Energy Limited

B8/32 Partners : B8/32 Partners Limited

5.1 Investments Accounted for under Equity Method

Investments accounted for under equity method represented in the consolidated and the company's balance sheet as at September 30, 2005 and December 31, 2004 comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004
PTTEP International Limited	-	-	26,747.11	23,471.57
PTB Partner Co., Ltd.	-	-	-	0.09
PTTEP Offshore Investment Company Limited	-	-	6,220.46	3,733.54
PTTEP Siam Limited	-	-	4,435.11	3,071.80
PTTEP Services Limited	-	-	1.78	-
Thai Oil Power Company Limited	1,750.87	1,723.84	-	-
New Links Energy Resources Limited	-	9,643.35	-	-
Energy Complex Company Limited	399.43	0.46	399.43	0.46
Total	2,150.30	11,367.65	37,803.89	30,277.46

5.2 Investments in Jointly Controlled Entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company by the equity method. The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities together with similar item, under similar heading in the proportionate consolidated financial statements.

The jointly controlled entities are listed below.

Company	Type of business and country	Percentage shareholding	
		Sep. 30, 2005	Dec. 31, 2004
Carigali – PTTEPI Operating Company Sdn. Bhd.	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company	Gas pipeline transportation Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC	Gas pipeline transportation Union of Myanmar	19.3178	19.3178
Orange Energy Limited	Petroleum, Thailand	59.944	-
B8/32 Partners Limited	Petroleum, Thailand	27.7789	-

Transactions of jointly controlled entities are included in the Company's financial statements as follows: -

(Unit: Million Baht)

	MGTC		TPC		Orange		B8/32 Partners	
	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004
Balance Sheets:								
Current assets	763.80	634.51	928.94	227.96	2,557.44	-	1,321.31	-
Non-current assets	4,272.79	4,200.35	2,359.43	2,321.31	7,513.89	-	2,848.21	-
Current liabilities	(176.31)	(146.88)	(24.37)	(38.22)	(2,061.00)	-	(916.76)	-
Non-current liabilities	(2,936.25)	(2,874.12)	(770.96)	(1,139.64)	(2,371.94)	-	(853.94)	-
Assets net	1,924.03	1,813.86	2,493.04	1,371.41	5,638.39	-	2,398.82	-

(Unit: Million Baht)

	MGTC		TPC		Orange		B8/32 Partners	
	For the period of nine months ended							
	Sep. 30, 2005	Sep 30, 2004	Sep. 30, 2005	Sep 30, 2004	Sep. 30, 2005	Sep 30, 2004	Sep. 30, 2005	Sep 30, 2004
Statements of Income:								
Revenues	2,169.44	1,963.34	1,573.50	892.02	916.21	-	391.55	-
Expenses	(176.01)	(188.25)	(139.90)	(141.36)	(422.05)	-	(148.74)	-
Income before income	1,993.43	1,775.09	1,433.60	750.66	494.16	-	242.81	-
Interest expenses	-	-	-	(13.94)	(0.87)	-	-	-
Income taxes	(512.92)	(437.44)	(401.50)	(187.32)	(137.71)	-	(177.60)	-
Net income	1,480.51	1,337.65	1,032.10	549.40	355.58	-	65.21	-

5.3 Long-Term Loans to Related Party

The Company lent subsidiary company amounting to Baht 9,246.32 million with interest rate 4.625% per annum. The subsidiary company shall occasionally repay the loan.

5.4 Long-Term Loans from Related Party

The Company borrowed subsidiary company amounting to Baht 336.64 million with interest rate 4.625% per annum and shall occasionally repay the loan.

6. Related Party Transactions

Significant transactions with related parties for the period of nine months ended September 30, 2005 and 2004 are as follows:

(Unit: Million Baht)

	Consolidated		The Company	
	2005	2004	2005	2004
Parent company PTT Public Company Limited				
Revenue from petroleum sold (at price fixed with reference to world market)	42,719.65	31,902.06	27,870.88	22,136.59
Revenue from rental (market price)	14.38	12.85	14.38	12.85
Prepaid incentive gas sales	-	15.36	-	15.36
Amortization of Bongkot's up-front payment	96.05	-	96.05	-
Subsidiary company				
Interest income	-	-	123.51	52.63

7. Property, Plant and Equipment – Net

(Unit: Million Baht)

	Consolidated			
	Oil and Gas Properties[1]	Land, Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2004	107,894.59	1,963.77	1,990.50	111,848.86
Increase during the period	47,900.43	260.35	115.97	48,276.75
Decrease during the period	(155.84)	-	(16.32)	(172.16)
Currency translation difference	363.74	-	-	363.74
Balance as at September 30, 2005	156,002.92	2,224.12	2,090.15	160,317.19
Accumulated depreciation				
Balance as at December 31, 2004	(46,156.28)	(655.39)	(1,509.56)	(48,321.23)
Increase during the period	(11,510.22)	(62.03)	(64.17)	(11,636.42)
Decrease during the period	(123.27)	24.25	139.02	40.00
Depreciation for the period	(6,230.71)	(67.82)	(127.17)	(6,425.70)
Currency translation differences	(77.85)	-	-	(77.85)
Balance as at September 30, 2005	(64,098.33)	(760.99)	(1,561.88)	(66,421.20)
Net book value as at December 31, 2004	61,738.31	1,308.38	480.94	63,527.63
Net book value as at September 30, 2005	91,904.59	1,463.13	528.27	93,895.99

Depreciation included in income statement for the period of nine months ended September 30, 2004	Baht	5,974.88	Million
Depreciation included in income statement for the period of nine months ended September 30, 2005	Baht	6,425.70	Million

(Unit: Million Baht)

	The Company			
	Oil and Gas Properties[1]	Land, and Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2004	61,609.57	797.45	1,245.30	63,652.32
Increase during the period	8,986.87	35.91	89.64	9,112.42
Decrease during the period	(1.39)	-	(8.98)	(10.37)
Balance as at September 30, 2005	70,595.05	833.36	1,325.96	72,754.37
Accumulated depreciation				
Balance as at December 31, 2004	(27,962.11)	(418.60)	(911.15)	(29,291.86)
Decrease during the period	-	-	7.15	7.15
Depreciation for the period	(4,153.75)	(42.59)	(86.14)	(4,282.48)
Balance as at September 30, 2005	(32,115.86)	(461.19)	(990.14)	(33,567.19)
Net book value as at December 31, 2004	33,647.46	378.85	334.15	34,360.46
Net book value as at September 30, 2005	38,479.19	372.17	335.82	39,187.18

Depreciation included in income statement for the period of nine months ended September 30, 2004	Baht	4,127.16	million
Depreciation included in income statement for the period of nine months ended September 30, 2005	Baht	4,282.48	million

[1] Oil and Gas Properties as at September 30, 2005 included net decommissioning costs in the consolidated and the company statement amounting to Baht 3,380.11 million and 2,330.17 million, respectively.

8. Income Taxes

8.1 Income taxes

Income taxes for the period of three months ended September 30, 2005 and 2004 are as follows:

(Unit: Million Baht)

	Consolidated		The Company	
	2005	2004	2005	2004
Petroleum income tax				
Current tax expenses	4,268.78	2,574.30	2,967.00	2,014.78
Deferred tax expenses	(5.40)	209.63	(142.67)	244.47
Total	4,263.38	2,783.93	2,824.33	2,259.25
Income tax under Revenue Code				
Current tax expenses	201.62	16.19	24.48	26.25
Deferred tax expenses	(0.85)	(0.72)	(0.23)	-
Total	200.77	15.47	24.25	26.25
Income tax in the Foreign Country				
Current tax expenses	459.84	296.48	-	-
Deferred tax expenses	59.15	48.23	-	-
Total	518.99	344.71	-	-
Total income taxes	4,983.14	3,144.11	2,848.58	2,285.50

Income taxes for the period of nine months ended September 30, 2005 and 2004 are as follows:

(Unit: Million Baht)

	Consolidated		The Company	
	2005	2004	2005	2004
Petroleum income tax				
Current tax expenses	9,718.97	6,604.00	7,308.41	5,039.49
Deferred tax expenses	(370.02)	9.80	(647.15)	265.61
Total	9,348.95	6,613.80	6,661.26	5,305.10
Income tax under Revenue Code				
Current tax expenses	804.62	372.61	181.83	74.08
Deferred tax expenses	(12.41)	(12.73)	(0.23)	-
Total	792.21	359.88	181.60	74.08
Income tax in the Foreign Country				
Current tax expenses	1,204.16	808.25	-	-
Deferred tax expenses	172.00	165.63	-	-
Total	1,376.16	973.88	-	-
Total income taxes	11,517.32	7,947.56	6,842.86	5,379.18

	Tax Rate
Petroleum income tax on petroleum business in Thailand	
Pursuant to Petroleum Income Tax Act B.E. 2514	50%
Income tax under Revenue Code	
Net income in portion of amount exceeding Baht 300 million	30%
Net income in portion of amount not exceeding Baht 300 million for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

8.2 Deferred Income Taxes

Deferred income taxes in the balance sheet of consolidated and the company as of September 30, 2005 and December 31, 2004 are as follows:

(Unit: Million Baht)

	Consolidated	The Company
Deferred tax assets		
Petroleum income tax		
Balance as at December 31, 2004	12.23	-
Provided by (used in) Income statement	(12.23)	-
Balance as at September 30, 2005	-	-
Income tax under Revenue Code		
Balance as at December 31, 2004	10.06	-
Provided by (used in) Income statement	12.18	-
Balance as at September 30, 2005	22.24	-
Total deferred tax assets as at December 31, 2004	22.29	-
Total deferred tax assets as at September 30, 2005	22.24	-
Deferred tax liabilities		
Petroleum income tax		
Balance as at December 31, 2004	8,963.29	8,518.92
Increased from business acquisition	2,283.53	-
Balance after business acquisition	11,246.82	8,518.92
Provided by (used in) Income statement	(365.73)	(647.38)
Balance as at September 30, 2005	10,881.09	7,871.54
Income tax in the Foreign Country		
Balance as at December 31, 2004	1,293.73	-
Provided by (used in) Income statement	239.40	-
Balance as at September 30, 2005	1,533.13	-
Total deferred tax liabilities as at December 31, 2004	10,257.02	8,518.92
Total deferred tax liabilities as at September 30, 2005	12,414.22	7,871.54

8.2 Deferred income taxes (continued)

Deferred income taxes liabilities

(Unit: Million Baht)

	Consolidated			
	Gain from revaluation of decommission costs	Depreciation	Bond	Total
Balance as at December 31, 2004	311.76	10,886.28	567.84	11,765.88
Increased from business acquisition	(84.99)	2,476.90	-	2,391.91
Balance after business acquisition	226.77	13,363.18	567.84	14,157.79
Transfer to Income statement	(119.05)	396.34	(343.61)	(66.32)
Balance as at September 30, 2005	107.72	13,759.52	224.23	14,091.47

Deferred income taxes assets

(Unit: Million Baht)

	Consolidated			
	Amortization of decommission costs	Provision for obsolete stock	Provision for retirement benefits	Total
Balance as at December 31, 2004	1,358.38	26.60	146.17	1,531.15
Increased from business acquisition	108.39	-	-	108.39
Balance after business acquisition	1,466.77	26.60	146.17	1,639.54
Transfer to Income statement	114.73	-	(54.78)	59.95
Balance as at September 30, 2005	1,581.50	26.60	91.39	1,699.49
Net deferred income taxes as at December 31, 2004				10,234.73
Net deferred income taxes as at September 30, 2005				12,391.98

Deferred income tax assets and liabilities are offset when it related to the same legal tax authority.

The consolidated and the company's balance sheet comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004
Deferred tax assets				
Petroleum income tax	-	12.23	-	-
Income tax under Revenue Code	22.24	10.06	-	-
Total	22.24	22.29	-	-
Deferred tax liabilities				
Petroleum income tax	10,881.09	8,963.29	7,871.54	8,518.92
Income tax in the foreign country	1,533.13	1,293.73	-	-
Total	12,414.22	10,257.02	7,871.54	8,518.92
	12,391.98	10,234.73	7,871.54	8,518.92

9. Prepaid Expenses

Prepaid expenses comprised:

	Consolidated		The Company	
	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004
Petroleum royalty to the government of the Union of Myanmar	372.76	417.23	-	-
Up-front payment under Bongkot Gas Sale Agreement	348.39	-	348.39	-
Total	721.15	417.23	348.39	-

PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 12 is recognized.

Up-front payment to PTT under Amendment of Bongkot Gas Sales Agreement will be amortized on the basis of additional gas sale volume.

10. Other Non-current Assets

Other non-current assets comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004
Costs carried for PetroVietnam in projects:				
- Block B&48/95	43.31	41.30	-	-
- Block 52/97	41.38	39.46	-	-
Other deposits	11.27	10.93	10.72	10.38
Other	5.49	2.60	0.39	0.38
Total	101.45	94.29	11.11	10.76

11. Bonds

	Consolidated			
	Sep. 30, 2005		Dec. 31, 2004	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	454.10	18,665.99	393.28	15,415.51
Unsecured and unsubordinated	-	-	-	2,500.00
Total	454.10	18,665.99	393.28	17,915.51

	The Company			
	Sep. 30, 2005		Dec. 31, 2004	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	254.10	10,445.60	193.28	7,576.95
Unsecured and unsubordinated	-	-	-	2,500.00
Total	254.10	10,445.60	193.28	10,076.95

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, payable every six months on March 27 and September 27 of each year, and have a maturity period of 15 years, to be redeemed on March 27, 2018. On September 27, 2005, the Company entered into a Cross Currency Swap transaction with a bank to swap Baht for USD 60.82 million. Under this agreement, interest is charged at the rate of 3.85% per annum with effective until the expiry date, payable every six months on March 27 and September 27 of each year.

12. Deferred Income

Deferred income arises from PTTEPI receive advance payments from PTT Public Company Limited (PTT), its parent company for natural gas, and MGTC and TPC receive advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1999 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income comprised:

(Unit: Million Baht)

	Sep. 30, 2005	Dec. 31, 2004
Deferred income for the year 1999	1,140.68	1,550.68
Deferred income for the year 2000	3,060.95	3,218.04
Deferred income for the year 2001	765.98	762.53
Total	4,967.61	5,531.25

13. Provision for decommissioning costs

The Group recognized provision for liabilities as at September 30, 2005 and December 31, 2004 for decommissioning costs expected to be incurred in the future amounting to Baht 6,351.72 million and Baht 5,229.67 million, respectively. The provision has been estimated using existing technology, at current price by the Group's own engineers and managerial judgment.

14. Other Non-current Liabilities

Other non-current liabilities comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004
Provision for employee benefits				
The Group	182.79	292.34	174.28	126.67
Joint venture projects	176.48	174.52	176.48	174.74
Total	359.27	466.86	350.76	301.41

The Company recognized provision for employee benefits as at September 30, 2005 amounting to Baht 174.28 million. The provision is for staffs whose employment contract starting before November 1995 and are the member of the provident fund, when resign, after taking into account compensation and benefit under provident fund, receiving less than the relinquished old pension scheme, the Company will then compensate such compensation and benefit equally to the old pension scheme.

PTTEP Siam Limited recognized provision for employee benefits as at September 30, 2005 amounting to Baht 8.51 million.

15. Share Capital

The Company's registered capital consists of 664.40 million ordinary shares at Baht 5 each, or a total of Baht 3,322 million. On August 8, 2005, the Company changed its registered paid-up capital to be 654.76 million ordinary shares at Baht 5 each, or a total of Baht 3,273.80 million, increasing 1.43 million shares, or a total of Baht 7.14 million from the exercise of warrants to purchase ordinary shares by employees. The difference of 9.64 million shares reserve for;

- The exercise of warrants 1.20 million units to purchase ordinary shares 2.4 million shares by employees on June 16, 1998. (one warrant provides the right to purchase two ordinary shares) to the directors, managements and employees with exercised price of 150 Baht per share. The last exercise date on September 14, 2003, no employees exercised the warrants to purchase ordinary shares. However the annual general meeting of the shareholders approved the reallocation of the 2.4 million shares to be reserved for the exercise of right under the newly issued warrants in year 2004-2006.

- The exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 year, total 10 million ordinary shares. As at September 30, 2005, the employees exercised the warrants to purchase 2.76 million shares (0.40 million shares in 2003, 0.93 million shares in 2004 and 1.43 million shares in 2005). Therefore, there are remaining outstanding balances of shares reserve 7.24 million shares for;

  - On August 1, 2002, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of Baht 111 per share. As of September 30, 2005, the total of 1,721 people exercised the warrants to purchase 1.37 million shares. Therefore, there are remaining outstanding balances of warrants 0.63 million units

  - On August 1, 2003, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of Baht 117 per share. As of September 30, 2005, the total of 1,217 people exercised the warrants to purchase 0.88 million shares. Therefore, there are remaining outstanding balances of warrants 1.12 million units

  - On August 1, 2004, the Company provides warrants to purchase ordinary shares 2.8 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of 183 Baht per share. As of September 30, 2005, the total of 559 people exercised the warrants to purchase 0.51 million shares. Therefore, there are remaining outstanding balances of warrants 2.29 million units

  - On August 1, 2005 the Company provides warrants to purchase ordinary shares 2.8 million units (one warrant provided the right to purchase one ordinary share) to the directors,

managements and employees with exercised price of 278 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2006.

- Remaining balance of ordinary shares 0.40 million shares to be reserved for providing warrants.

16. Gain (Loss) on Foreign Exchange

Gain (loss) on foreign exchange for the period of nine months ended September 30, 2005 and 2004 are as follows:

(Unit: Million Baht)

	Consolidated		The Company	
	2005	2004	2005	2004
Realized gain on foreign exchange	1,200.43	152.17	99.86	59.04
Unrealized loss on foreign exchange	(1,036.47)	(766.98)	(599.37)	(461.80)
Total	163.96	(614.81)	(499.51)	(402.76)

17. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of outside ordinary shares in issue during the period.

	Consolidated and the Company	
	For the period of nine months ended September 30	
	2005	2004
Net profit attributable to shareholders (Million Baht)	16,917.50	10,766.44
Weighted average number of outside ordinary shares in issue (no. of share, Million)	653.64	652.59
Basic earnings per share (Baht)	25.88	16.50

For the diluted earnings per share the weighted average number of outside ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company has one

category of dilutive potential ordinary shares: share options.

A calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net profit.

	Consolidated and the Company	
	For the period of nine months ended September 30	
	2005	2004
Net profit attributable to shareholders (Million Baht)	16,917.50	10,766.44
Net profit used to determine diluted earnings per share (Million	16,917.50	10,766.44
Weighted average number of outside ordinary share in issue (no. of share, Million)	653.64	652.59
Adjustments for share options (no. of share, Million)	1.36	0.78
Weighted average number of outside ordinary shares for diluted earnings per share (no. of share, Million)	655.00	653.37
Diluted earnings per share (Baht)	25.83	16.48

18. Segment information

Primary reporting - business segments

(Unit: Million Baht)

	Consolidation for the period of nine months ended September 30, 2005						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	2,078.59	1,155.19		1,434.32			4,668.10
- Related parties	36,570.00	6,149.65		2,303.71		(2,303.71)	42,719.65
Share of associates		40.21			99.57		139.78
Total revenues	**38,648.59**	**7,345.05**	**-**	**3,738.03**	**99.57**	**(2,303.71)**	**47,527.53**
Operating expenses	2,868.62	2,686.40		118.85		(2,329.31)	3,344.56
Administrative expenses – project	1,115.83	252.01	63.31	18.87			1,450.02
Exploration cost							
- Dry hole	1.39	81.29	115.82				198.50
- Geological and geophysical	426.15	126.29	79.82				632.26
Depreciation, depletion and amortization	5,716.26	443.42	3.24	180.31			6,343.23
Royalties	4,830.41	776.06					5,606.47
(Gain) loss on foreign exchange rate	(269.81)	12.12					(257.69)
Loss from divestment		577.87					577.87
Total expenses	**14,688.85**	**4,955.46**	**262.19**	**318.03**	**-**	**(2,329.31)**	**17,895.22**
Segment result	**23,959.74**	**2,389.59**	**(262.19)**	**3,420.00**	**99.57**	**25.60**	**29,632.31**
Depreciation - general							(135.82)
Selling and administrative expenses - general							(552.60)
Operating profit							**28,943.89**
Other income, net							73.21
Finance cost - Interest income							531.42
- Interest expenses							(1,012.98)
Loss on foreign exchange rate							(93.73)
Director's remuneration							(6.99)
Profit before tax							**28,434.82**
Tax – Project	(9,929.77)	(921.45)		(742.42)			(11,593.65)
- Group							76.33
Net Income	**14,029.97**	**1,468.14**	**(262.19)**	**2,677.58**			**16,917.50**
Assets							
Segment assets	67,714.95	14,397.72	1,794.89	7,500.90	729.30		92,137.76
Investment under equity method					2,150.30		2,150.30
Unallocated assets							36,975.72
Consolidated total assets							**131,263.78**
Liabilities							
Segment liabilities	28,885.64	6,121.99	177.49	129.49	140.91		35,455.52
Unallocated liabilities							30,905.87
Consolidated total liabilities							**66,361.39**
Capitalization cost	**31,269.88**	**2,087.81**	**1,197.09**	**13,031.09**	**1,084.04**		**48,669.91**

18. Segment information (continue)

Primary reporting - business segments

(Unit: Million Baht)

	Consolidation for the period of nine months ended September 30, 2004						
	Exploration and Production			**Pipeline**	**Others**		
	Thailand	Other Southeast Asia countries	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	841.77	561.22		1,180.47			2,583.46
- Related parties	27,482.83	4,419.22		1,672.19		(1,672.19)	31,902.05
Share of associates		99.88			15.58		115.46
Total revenues	**28,324.60**	**5,080.32**	**-**	**2,852.66**	**15.58**	**(1,672.19)**	**34,600.97**
Operating expenses	2,141.01	2,058.78		125.20		(1,692.31)	2,632.68
Administrative expenses – project	540.06	233.73	33.58	26.08			833.45
Exploration cost							
- Dry hole	0.10	13.41					13.51
- Geological and geophysical	45.79	186.39	22.19				254.37
Depreciation, depletion and amortization	5,424.95	280.92	1.71	187.42			5,895.00
Royalties	3,545.13	549.28					4,094.41
(Gain) loss on foreign exchange rate	224.87	2.93	(0.43)				227.37
Total expenses	**11,921.91**	**3,325.44**	**57.05**	**338.70**	**-**	**(1,692.31)**	**13,950.79**
Segment result	**16,402.69**	**1,754.88**	**(57.05)**	**2,513.96**	**15.58**	**20.12**	**20,650.18**
Depreciation - general							(129.09)
Selling and administrative expenses - general							(588.45)
Operating profit							**19,932.64**
Other income, net							64.40
Finance cost - Interest income							132.05
- Interest expenses							(1,021.10)
Gain(Loss) on foreign exchange rate							(387.43)
Director's remuneration							(6.56)
Profit before tax							**18,714.00**
Tax - Project	(6,794.75)	(612.18)		(624.76)			(8,031.69)
- Group							84.13
Net Income	**9,607.94**	**1,142.70**	**(57.05)**	**1,889.20**			**10,766.44**
Assets							
Segment assets	46,624.65	12,392.27	161.59	7,239.64	442.42		66,860.57
Investment under equity method	0.50	9,589.72			1,683.87		11,274.09
Unallocated assets							26,989.01
Consolidated total assets							**105,123.67**
Liabilities							
Segment liabilities	11,048.87	6,525.15	32.57	745.65	20.10		18,372.34
Unallocated liabilities							34,497.29
Consolidated total liabilities							**52,869.63**
Capitalization cost	**22,466.52**	**811.58**	**68.32**	**3,117.73**	**2,967.01**		**29,431.16**

Business segmentation

The Group is organized into the following business segments:

- Exploration and production segment, the Group operates in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in Southeast Asia, Middle East and North Africa. As of balance sheet date, the Group had 10 projects under production and 19 projects in exploration phases.
- Overseas pipeline segment, the Group has an investment with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the Group had working interest e.g. Yadana and Yetagun project
- Other segments, other operations of the Group mainly comprise investment in a project strategically connected to energy business i.e. investment in domestic power generation. Neither of which constitute a separately reportable segment.

Secondary reporting – geographical segments

Although the Group's 2 business segments are managed on a worldwide basis, they operate in 3 main geographical areas:

(Unit : Million Baht)

	Consolidation for the period of nine months ended September 30, 2005			
	Thailand	Other Southeast Asia Countries	Middle East and others	Group
Revenues - Third parties	2,078.59	2,589.51	-	4,668.10
- Related parties	36,570.00	6,149.65	-	42,719.65
Segment assets	68,444.25	21,898.62	1,794.89	92,137.76
Investment under equity method	2,150.30	-	-	2,150.30
Capitalization cost	32,353.92	15,118.90	1,197.09	48,669.91
Consolidated total assets	107,570.27	21,898.62	1,794.89	131,263.78

(Unit: Million Baht)

	Consolidation for the period of nine months ended September 30, 2004			
	Thailand	Other Southeast Asia Countries	Middle East and others	Group
Revenues - Third parties	841.77	1,741.69	-	2,583.46
- Related parties	27,482.83	4,419.22	-	31,902.05
Segment assets	47,067.07	19,631.91	161.59	66,860.57
Investment under equity method	1,684.37	9,589.72	-	11,274.09
Capitalization cost	25,433.53	3,929.31	68.32	29,431.16
Consolidated total assets	75,740.45	29,221.63	161.59	105,123.67

19. Disclosure of Financial instruments

Fair value of financial instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

(Unit : Million Baht)

	As at September 30, 2005	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	8,394.06	8,823.12
Cross currency interest and principal swaps for Yen 23 billion debenture	7,945.15	7,564.08
Unsecured and unsubordinated USD 200 million	8,221.50	8,770.98
Unsecured and unsubordinated Baht 2,500 million	2,500.00	2,415.43
Cross currency interest and principal swaps for Baht 2,500 million debenture	2,500.46	2,553.16

20. Dividend

On April 5, 2005, the annual general meeting of the shareholders approved payment of a dividend for the year 2004 of Baht 9 per share to the company's shareholders, 653.37 million shares total amounting to Baht 5,880 million.

On July 29, 2005, the Board of Directors of the Company, at meeting No. 8/2548/238 approved payment of an interim dividend for the half year operations from January 1, 2005 to June 30, 2005 of Baht 5.5 per share to the company's shareholders, 654.76 million shares total amounting to Baht 3,601 million.

21. Contingent Liability

As at September 30, 2005, the Company had contingent liabilities which are letters of guarantee amounting to Baht 26.35 million in the financial statements of the Company and Baht 644.47 million in the consolidated financial statements.

On January 23, 2004, Arthit's joint venture partners signed the Gas Sales Agreement with PTT. Following the gas sales condition, all partners has commitment to pay to PTT in 2006. The Company's portion to the commitment is approximately USD 32 million.

On July 19, 2005 Phu Horm joint venture partners signed the Gas Sales Agreement for the Project with PTT. When commencing of gas sale, all partners has commitment to pay past cost to Amerada Hess (Thailand) Limited (the Operator) by periodical paying from 50% of participating interest in sale until the commitment amount has been reached. The Company's portion to the commitment for Block E5 North is approximately USD 3.20 million. Following the Deed of Assignment Agreement condition for Block EU-1, PTTEPS has commitment approximately USD 7.76 million.

On October 21, 2005 the Board of Directors Meeting passed a resolution for the Company to approve the payment of 1,500 million Baht to PTT Public Company Limited from the future gas price reduction as stipulated in the existing Gas Sales Agreements. Nevertheless, the Company will recover the Net Present Value of the transaction with reference in Gas Sales Agreements at the price prior to discount.

22. **Account reclassification**

The Company reclassified accounts in financial statements for the period of 2004 in order to make comparable with those of 2005.

23. **Significant Events During the Period**

On April 27, 2005, PTTEP ME signed the Gas Sales Agreement of Oman 44 project with the Government of Sultanate of Oman. PTTEP ME is the operator with a 100% participation interest.

On June 16, 2005, PTTEPI and PC JDA Limited signed the Gas Sales Agreement of MTJDA project (Blocks B-17 & C-19 and B-17-01) with PTT. PTTEPI is a joint operator with PC JDA Limited by holding participation interest 50% and 50% respectively.

On July 13, 2005, the joint venture partners of Bongkot project signed the Amendment of the Bongkot Gas Sales Agreement (GSA) in order to expand the Development Areas as described in the existing GSA. In addition, PTT will purchase an additional gas volume of 61 Billion cubic feet during the period from April 1, 2005 to October 1, 2008. The Company paid up-front payment Baht 444.45 million on the signing date of the Amendment.

On July 19, 2005, the joint venture partners in Phu Horm Project signed the Gas Sales Agreement with PTT. Phu Horm Project is Block E5 North and Block EU-1. The company hold participation in Block E5 North 20% and PTTEPS hold participation in Block EU-1 20%.

On August 24, 2005, PTTEPI was granted approval from The Cambodian government in the Production Sharing Contract for the joint venture in Cambodia B Project and became the Operator with interest 30%.

24. **Events after Balance Sheet Date**

On October 21, 2005 the Board of Directors Meeting passed the resolution for PTTEPI to sell all its common shares in Thaioil Power Company Limited, totaling 73,060,000 shares or 26% of issued and paid-up capital, to PTT for a consideration of 2,300 million Baht.

The Audit Committee reviewed for issuing of the financial statements on October 21, 2005.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

Assets	Notes	Consolidated September 30, 2005 (Unaudited/ Reviewed)	Consolidated December 31, 2004 (Audited)	The Comp September 30, 2005 (Unaudited/ Reviewed)
Current Assets				
Cash and cash equivalents	3	20,636,423,702	23,778,245,260	9,123,359,483
Short -term investments		-	5,041,551,262	-
Trade receivable - parent company	4.1	6,485,023,434	4,385,849,370	3,689,844,500
Trade receivables	4.2	2,012,061,855	522,746,779	101,115,837
Inventories		591,550,635	61,429,855	51,208,118
Materials and supplies-net		2,316,566,996	1,289,521,288	1,415,177,970
Other current assets				
Working capital from co-venturers		488,343,594	204,301,741	6,001,873
Other receivables		397,166,833	267,850,233	169,905,110
Accrued interest receivable		55,778,737	28,370,667	93,419,262
Other current assets		1,056,899,593	578,807,138	700,706,783
Total Current Assets		**34,039,815,379**	**36,158,673,593**	**15,350,738,936**
Non-current assets				
Investments accounted for under equity method	5.1	2,150,297,615	11,367,651,198	37,803,893,924
Long-term loans to related party	5.3	-	-	9,246,320,350
Property, plant and equipment-net	7	93,895,991,935	63,527,628,122	39,187,175,920
Intangible assets		319,746,684	336,499,253	301,692,712
Deferred income taxes	8.2	22,242,676	22,286,532	-
Other non-current assets				
Prepaid expenses	9	721,146,099	417,227,694	348,391,918
Deferred of bonds issuing expenses		13,090,465	20,272,106	7,349,426
Other non-current assets	10	101,446,481	94,287,588	11,108,556
Total non-current assets		**97,223,961,955**	**75,785,852,493**	**86,905,932,806**
Total Assets		**131,263,777,334**	**111,944,526,086**	**102,256,671,742**

The accompanying notes are an integral part of these statements.

(Signed) *Maroot Mrigadat*
(Maroot Mrigadat)
President

(Signed) *Sirirat Sararattanakul*
(Sirirat Sararattanakul)
Manager, Corporate Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

		Consolidated		The Comp
Liabilities and Shareholders' Equity	Notes	September 30, 2005 (Unaudited/ Reviewed)	December 31, 2004 (Audited)	September 30, 2005 (Unaudited/ Reviewed)
Current Liabilities				
Accounts payables		923,503,051	414,975,504	262,919,218
Working capital to co-venturers		338,970,964	246,551,349	157,601,609
Accrued expenses		10,237,480,020	3,960,797,227	6,241,118,869
Accrued interest payable		338,799,993	353,572,155	32,254,514
Income tax payable		10,549,297,444	9,636,811,523	7,350,291,217
Other current liabilities		1,214,512,876	832,564,417	568,909,526
Total Current Liabilities		**23,602,564,348**	**15,445,272,175**	**14,613,094,953**
Non-current liabilities				
Loan from related company	5.4	-	-	336,636,013
Bonds	11	18,665,994,413	17,915,513,295	10,445,603,263
Deferred income taxes	8.2	12,414,225,279	10,257,015,755	7,871,539,663
Other non-current liabilities				
Deferred income	12	4,967,608,637	5,531,254,433	-
Provision for decommissioning costs	13	6,351,722,029	5,229,671,609	3,736,650,692
Other non-current liabilities	14	359,273,901	466,855,802	350,758,431
Total non-current liabilities		**42,758,824,259**	**39,400,310,894**	**22,741,188,062**
Total Liabilities		**66,361,388,607**	**54,845,583,069**	**37,354,283,015**
Shareholders' Equity				
Share capital	15			
Registered capital				
664.4 million ordinary shares of Baht 5 each		3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital				
653.3 million ordinary shares of Baht 5 each		-	3,266,662,000	-
654.8 million ordinary shares of Baht 5 each		3,273,803,500	-	3,273,803,500
Share premium		11,893,505,400	11,702,886,000	11,893,505,400
Currency translation differences		(984,800,027)	(1,154,551,974)	(984,800,027)
Retained earnings				
Appropriated				
Legal reserve		332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated		33,487,679,854	26,051,746,991	33,487,679,854
Total Shareholders' Equity		**64,902,388,727**	**57,098,943,017**	**64,902,388,727**
Total Liabilities and Shareholders' Equity		***131,263,777,334***	***111,944,526,086***	***102,256,671,742***

The accompanying notes are an integral part of these statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

	Notes	Consolidated		The Comp
		2005	2004	2005
Revenues				
Sales		19,183,142,062	12,069,314,302	11,002,040,568
Revenue from pipeline transportation		518,285,806	419,229,879	-
Other revenues				
Gain on foreign exchange	16	-	-	18,019,723
Interest income		154,564,880	53,326,287	128,590,344
Other revenues		29,708,971	38,273,768	5,951,516
Share of profit from investments accounted for under equity method		100,840,955	176,474,761	3,105,260,732
Total revenues		**19,986,542,674**	**12,756,618,997**	**14,259,862,883**
Expenses				
Operating expenses		1,480,626,712	987,184,200	654,984,405
Exploration expenses		358,007,684	96,815,162	168,688,397
General administrative expenses		845,097,657	523,882,139	403,903,999
Petroleum royalties		2,357,187,472	1,439,896,196	1,375,255,072
Other expenses				
Loss on foreign exchange	16	13,858,977	206,344,487	-
Depreciation, depletion and amortization		2,414,139,716	1,895,145,720	1,425,765,614
Director's remuneration		2,262,500	2,237,500	2,262,500
Total expenses		**7,471,180,718**	**5,151,505,404**	**4,030,859,987**
Income before interest and income taxes		**12,515,361,956**	**7,605,113,593**	**10,229,002,896**
Interest expenses		349,218,815	349,959,672	197,418,471
Income taxes	8.1	4,983,142,009	3,144,108,600	2,848,583,293
Net income		**7,183,001,132**	**4,111,045,321**	**7,183,001,132**
Earnings per share	17			
Basic earnings per share		10.98	6.30	10.98
Diluted earnings per share		10.96	6.29	10.96

The accompanying notes are an integral part of these statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

	Notes	Consolidated		The Comp
		2005	2004	2005
Revenues				
Sales		45,953,435,454	33,305,034,870	28,288,870,893
Revenue from pipeline transportation		1,434,314,989	1,180,473,178	-
Other revenues				
Gain on foreign exchange	16	163,956,316	-	-
Interest income		531,423,613	132,052,030	360,418,849
Other revenues		73,212,193	64,402,740	18,974,812
Share of profit from investments accounted for under equity method		139,775,935	115,465,964	6,974,655,343
Total revenues		**48,296,118,500**	**34,797,428,782**	**35,642,919,897**
Expenses				
Operating expenses		3,344,559,916	2,632,679,083	1,744,423,793
Exploration expenses		830,753,912	267,879,644	184,963,162
General administrative expenses		2,002,622,345	1,421,890,918	1,031,269,742
Petroleum royalties		5,606,469,336	4,094,414,875	3,536,108,863
Other expenses				
Loss on foreign exchange	16	-	614,806,048	499,507,877
Depreciation, depletion and amortization		6,479,046,026	6,024,091,029	4,319,864,713
Director's remuneration		6,993,750	6,562,500	6,993,750
Loss from divestment	2	577,873,705	-	-
Total expenses		**18,848,318,990**	**15,062,324,097**	**11,323,131,900**
Income before interest and income taxes		**29,447,799,510**	**19,735,104,685**	**24,319,787,997**
Interest expenses		1,012,976,443	1,021,100,780	559,425,373
Income taxes	8.1	11,517,319,654	7,947,564,945	6,842,859,211
Net income		**16,917,503,413**	**10,766,438,960**	**16,917,503,413**
Earnings per share	17			
Basic earnings per share		25.88	16.50	25.88
Diluted earnings per share		25.83	16.48	25.83

The accompanying notes are an integral part of these statements.

Unit : Baht
...pany
December 31, 2004
(Audited)
16,529,283,867
3,676,780,967
2,792,598,210
68,825,055
44,717,242
828,603,454
3,226,524
134,128,227
15,967,807
228,711,087
24,322,842,440
30,277,459,111
1,134,539,566
34,360,462,945
295,495,228
-
-
10,225,289
10,761,622
66,088,943,761
90,411,786,201

Unit : Baht

...pany
December 31, 2004
(Audited)
96,264,427
120,629,381
2,627,673,051
204,182,041
7,295,652,482
398,905,664
10,743,307,046
118,565,650
10,076,953,781
8,518,915,866
-
3,553,686,543
301,414,298
22,569,536,138
33,312,843,184
3,322,000,000
3,266,662,000
-
11,702,886,000
(1,154,551,974)
332,200,000
16,900,000,000
26,051,746,991
57,098,943,017
90,411,786,201

Unaudited/
Reviewed

Unit : Baht

)any
2004
8,027,894,369
-
-
47,629,198
5,365,430
1,765,163,699
9,846,052,696
554,488,660
10,622,862
302,856,671
970,644,252
137,165,055
1,280,355,805
2,237,500
3,258,370,805
6,587,681,891
191,132,893
2,285,503,677
4,111,045,321
6.30
6.29

Unaudited/

Reviewed

Unit : Baht

...any
2004
22,468,109,834
-
-
138,614,150
16,633,495
3,783,882,047
26,407,239,526
1,434,606,066
28,735,260
835,345,951
2,826,173,611
402,762,912
4,170,969,838
6,562,500
-
9,705,156,138
16,702,083,388
556,462,633
5,379,181,795
10,766,438,960
16.50
16.48

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

Unit : Baht

	Note	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2003		**3,261,990,000**	**11,601,268,000**	**(1,011,023,545)**	**332,200,000**	**12,496,000,000**	**18,993,699,118**	**45,674,133,573**
Share capital Issued and paid-up		4,284,000	93,156,000	-	-	-	-	97,440,000
Currency translation differences		-	-	119,999,802	-	-	-	119,999,802
Net income		-	-	-	-	-	10,766,438,960	10,766,438,960
Dividend paid		-	-	-	-	-	(4,403,975,400)	(4,403,975,400)
Balance - as at September 30, 2004		**3,266,274,000**	**11,694,424,000**	**(891,023,743)**	**332,200,000**	**12,496,000,000**	**25,356,162,678**	**52,254,036,935**
Balance - as at December 31, 2004		**3,266,662,000**	**11,702,886,000**	**(1,154,551,974)**	**332,200,000**	**16,900,000,000**	**26,051,746,991**	**57,098,943,017**
Share capital Issued and paid-up		7,141,500	190,619,400	-	-	-	-	197,760,900
Currency translation differences		-	-	169,751,947	-	-	-	169,751,947
Net income		-	-	-	-	-	16,917,503,413	16,917,503,413
Dividend paid	20	-	-	-	-	-	(9,481,570,550)	(9,481,570,550)
Balance - as at September 30, 2005		**3,273,803,500**	**11,893,505,400**	**(984,800,027)**	**332,200,000**	**16,900,000,000**	**33,487,679,854**	**64,902,388,727**

The accompanying notes are an integral part of these statements.

Unaudited/
Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005	2004	2005	2004
Cash flows from operating activities				
Net Income	16,917,503,413	10,766,438,960	16,917,503,413	10,766,438,960
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of net (profit) from investments accounted for				
under equity method	(139,775,935)	(115,465,964)	(6,974,655,343)	(3,783,882,047)
Amortization of up-front payment under Bongkot Gas Sale Agreement	96,053,082	-	96,053,082	-
Depreciation depletion and amortization	6,471,864,385	6,016,909,388	4,316,988,851	4,168,093,976
Amortization of bonds issuing expenses	7,181,641	7,181,641	2,875,862	2,875,862
Amortization of prepaid expenses	44,473,513	41,282,997	-	-
Bond Discount	831,637	831,637	-	-
Amortization of exploration costs	198,495,138	13,507,713	1,389,455	96,960
(Gain) loss on disposal of assets	(5,219,870)	4,014,905	(4,834,344)	3,628,470
(Gain) loss on disposal of material	218,244	(2,547,140)	218,244	(2,424,437)
Deferred income taxes	2,090,541,187	1,008,621,475	(647,376,203)	265,610,691
Income recognized from deferred income	(585,949,310)	(522,102,633)	-	-
Unrealized loss on foreign exchange	1,036,466,210	766,976,600	599,368,798	461,804,492
Loss on divestment	577,873,705	-	-	-
Unpaid dividend	-	(20,250)	-	(20,250)
	26,710,557,040	**17,985,629,329**	**14,307,531,815**	**11,882,222,677**
Changes in assets and liabilities				
(Increase) decrease in short-term investments	5,041,551,262	(1,033,867,256)	3,676,780,967	369,625,579
(Increase) decrease in trade receivables	(1,472,039,484)	212,017,408	(32,290,782)	297,198,487
Increase in trade receivable-parent company	(2,098,425,164)	(1,236,123,793)	(897,246,290)	(359,940,694)
Increase in inventories	(530,120,780)	(29,470,465)	(6,490,876)	(12,909,349)
(Increase) decrease in materials and supplies - net	(1,025,452,732)	(306,478,782)	(586,792,760)	16,470,810
(Increase) decrease in working capital from co-venturers	(254,166,997)	73,348,556	(2,478,337)	(54,995,168)
Increase in other receivables	(125,091,879)	(140,532,117)	(34,322,202)	(55,319,403)
Increase in accrued interest receivable	(27,588,190)	(4,354,844)	(77,632,676)	(2,463,363)
Increase in other current assets	(476,921,762)	(55,040,360)	(471,446,415)	(67,314,187)
Increase in prepaid expenses	(444,445,000)	-	(444,445,000)	-
Increase in other non-current assets	(7,055,910)	(8,110,180)	(346,934)	(3,334,430)
Increase in accounts payables	488,719,512	102,192,750	167,076,472	5,835,416

The accompanying notes are an integral part of these statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005	2004	2005	2004
Changes in assets and liabilities *(continued)*				
(Decrease) increase in working capital to co-venturers	87,860,235	(34,866,065)	32,287,121	(61,881,467)
Increase in accrued expenses	6,223,152,449	1,007,588,293	3,586,233,658	377,134,900
Decrease in accrued interest payable	(15,446,339)	(18,904,104)	(171,907,639)	(180,722,490)
(Decrease) increase in income tax payable	905,939,822	1,081,195,934	54,638,735	(433,773,086)
Increase in other current liabilities	571,392,576	147,204,518	166,771,777	15,358,771
Decrease in deferred income	(361,888)	(164,558)	-	-
(Decrease) increase in other non-current liabilities	(107,581,901)	235,072,890	49,571,201	67,897,603
Gain from translation foreign entities' financial statements	(56,786,626)	(117,381,626)	-	-
	6,677,131,204	**(126,673,801)**	**5,007,960,020**	**(83,132,071)**
Net cash provided by operating activities	**33,387,688,244**	**17,858,955,528**	**19,315,491,835**	**11,799,090,606**
Cash flows from investing activities				
(Increase) decrease in loans to related party	-	-	(8,141,339,569)	540,159,808
Increase in investments accounted for under equity method	(399,500,000)	(500,000)	(399,404,697)	(95,344,496)
Dividend from related parties	73,060,000	318,953,200	17,150,105	-
Cash received from divestment	8,909,077,510	-	-	-
Increase in property, plant and equipment	(35,825,684,892)	(14,625,296,507)	(9,102,188,030)	(7,036,122,855)
Increase in intangible assets	(29,412,404)	(73,415,413)	(40,703,770)	(37,521,874)
Net cash used in investing activities	**(27,272,459,786)**	**(14,380,258,720)**	**(17,666,485,961)**	**(6,628,829,417)**
Cash flows from financing activities				
Increase in loan from related company	-	-	218,353,708	-
Cash received from common share issuing	197,760,900	97,440,000	197,760,900	97,440,000
Dividend paid	(9,477,842,720)	(4,403,370,773)	(9,477,842,720)	(4,403,370,773)
Net cash used in financing activities	**(9,280,081,820)**	**(4,305,930,773)**	**(9,061,728,112)**	**(4,305,930,773)**
Net increase (decrease) in cash and cash equivalents	(3,164,853,362)	(827,233,965)	(7,412,722,238)	864,330,416
Cash and cash equivalents at beginning of the period	**23,778,245,260**	**19,062,620,477**	**16,529,283,867**	**10,683,224,628**
	20,613,391,898	18,235,386,512	9,116,561,629	11,547,555,044
Effects of exchange differences	23,031,804	150,867,562	6,797,854	12,572,688
Cash and cash equivalents at end of the period	**20,636,423,702**	**18,386,254,074**	**9,123,359,483**	**11,560,127,732**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	1,024,670,011	1,040,193,340	726,189,283	738,763,365
Income taxes	12,672,542,278	8,118,882,858	7,384,747,406	5,592,299,585

The accompanying notes are an integral part of these statements.

1. PTTEP Performance

Thailand's economy in three quarters of year 2005 still demonstrated growth even though the upward trend of oil prices continuously influenced the Thai economy. This has led to increased demand rates for power and natural gas, 6.4 % and 11.2 % respectively, when compared with the first nine months of 2004. Regarding petroleum sales, PTTEP's sales volume averaged 147,532 barrels of oil equivalent per day in the nine months of 2005 which was higher than the 2005 sales volume target of 144,000 barrels of oil equivalent per day. The reason stemmed from the acquisition all the shares of the Pogo group in Thailand. Also, PTTEP realized immediate proportional interests of petroleum sales in petroleum concession blocks B8/32 since September 2005.

The notable business aspects of PTTEP and its subsidiaries in the third quarter of 2005 are summarized here.

PTTEPO signed a Farm-in/Farm-out agreement to acquire the interest in the Merangin I Production Sharing Contract (PSC), with PT Medco E&P Merangin on January 18, 2005. The participating interest for PT Medco E&P Merangin (Operator) is 61%, and for PTTEPO 39%. Block Merangin I covers an area of approximately 3,200 square kilometers, and is located onshore, in the south of Sumatra, Indonesia. An initial primary geological study for block Merangin I indicates crude oil potential.

The joint venture partners (sellers) signed a Gas Sales Agreement for the Phu Horm project with PTT Plc.(buyer) on July 19, 2005. Gas production is expected to commence at the Daily Contract Quantity(DCQ) of 79 million cubic feet per day (MMCFD) in the fourth quarter of 2006. Successful gas production from the Phu Horm project will indicate a major success in developing gas fields in the north-east of Thailand.

PTTEPI signed the Production Sharing Contract (PSC) to become the Operator, with 100% interest, in petroleum exploration project Block M-11, Union of Myanmar, on July 25, 2005.

PTTEP established Diamond Petroleum Company Limited on September 9, 2005 to carry out petroleum exploration and development activities in Thailand. Diamond Petroleum Company Limited's fully-paid up registered capital is US 50,000 dollars, consisting of 50,000 ordinary shares at US 1 dollar each.

-2- / *Results...*

2. Results of Operations

2.1 Results of Operations - Quarterly Comparison

Earnings summary	2nd Quarter	3rd Quarter	3rd Quarter
(Unit : Millions of Baht excepting Baht per share amounts)	2005	2005	2004
Income from continuing operations			
Exploration and production	4,939	6,414	4,318
Pipelines	923	962	702
Others	(382)	(193)	(909)
Total net income	5,480	7,183	4,111
Diluted earnings per share – from continuing operations	8.37	10.96	6.29
Total Revenues - from Current Operational Results	14,796	19,987	12,757

2.1.1 Third Quarter of 2005 compared with Third Quarter of 2004

For the results of operations in the third quarter of 2005, PTTEP and its subsidiaries' net profit was Baht 7,183 million or Baht 10.96 per share-diluted, an increase of Baht 3,072 million or 75% when compared with the same period last year's net profit of Baht 4,111 million or Baht 6.29 per share-diluted. PTTEP and its subsidiaries' return on shareholders' equity in this quarter was 36.98%.

On August 17, 2005 PTTEP Offshore Investment Company Limited (PTTEPO) acquired the shares of Pogo group in Thailand which comprises 59.94% interest in Thaipo Company Limited (the company's name has been changed to Orange Energy Limited) and 27.78% interest in B8/32 Partners Limited for a total amount of Baht 20,262 million as per Stock Purchase Agreement. The agreement was signed with the group of Sellers, Pogo Overseas Production B.V. and Pogo Producing Company, which is the non -operator and which also has participation interest in petroleum concession Blocks B8/32 and 9A. Results of operations for September 2005, including the Financial Status of Orange Energy Limited and B8/32 Partners Limited have been consolidated in PTTEP's Financial Statement based on the proportion of shares in the agreement.

-3-/for this...

For this quarter, the total revenues of PTTEP and its subsidiaries amounted to Baht 19,987 million, an increase of Baht 7,230 million or 57% when compared with Baht 12,757 million for the same period last year. This increase was mainly due to an increase in sales of Baht 7,114 million or 59%, resulting from the higher average petroleum sales price to USD 31.47 per barrel of oil equivalent (BOE) when compared with USD 23.83 barrel per BOE for the same period last year. In addition, the increase in sales volume in this quarter rose to 160,678 barrels of oil equivalent per day (BOED) when compared with the same period last year of 135,456 BOED. This increased sales derived mainly from the natural gas and condensate sales from the Bongkot, the Pailin and the Yetagun projects, and the crude oil sales from the S1, B8/32 and the Nang Nuan projects.

PTTEP and its subsidiaries' interest income increased mainly as a result of higher fixed deposit and Treasury Bills.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 7,471 million, an increase of Baht 2,319 million or 45% when compared with Baht 5,152 million for the same period last year. This increase was the net effect of

(1) an increase in operating expenses, mainly as a result of the cost from the Nang Nuan project which started to produce at the end of the second quarter of 2005 and the maintenance costs from the B8/32, the Bongkot, and the Pailin projects.

(2) an increase in depreciation and amortization expenses, mainly due to the amortization of the excess of the cost of acquiring Orange Energy Limited and B8/32 Partners Limited and the depreciation from the Bongkot, the Nang Nuan, the Pailin and the UNOCAL III projects due to an increase in production volumes and completed oil and gas properties.

(3) higher administration expenses, mainly due to the cost of Special Remuneratory Benefits from the B8/32 project and the amortization of up-front payment in accordance with Bongkot Gas Sales Agreement.

(4) an increase in exploration expenses, mainly due to 3D seismic costs from the Pailin and the MTJDA project.

(5) an increase in petroleum royalties due to higher sales revenue.

(6) PTTEP and its subsidiaries had a foreign exchange loss in this quarter that amounted to Baht 14 million when compared with the loss in foreign exchange at Baht 206 million for the same period last year.

PTTEP and its subsidiaries had increased income tax expenses of Baht 1,839 million due to the higher taxable profits.

-4- / 2.1.2 Third....

2.1.2 <u>Third Quarter of 2005 compared with Second Quarter of 2005</u>

For the results of operations in the third quarter of 2005, PTTEP and its subsidiaries' net profit was Baht 7,183 million or Baht 10.96 per share-diluted, an increase of Baht 1,703 million when compared with the previous quarter net profit of Baht 5,480 million, or Baht 8.37 per share-diluted.

For this quarter, total revenues of PTTEP and its subsidiaries amounted to Baht 19,987 million, an increase of Baht 5,191 million or 35% when compared with Baht 14,796 million for the previous quarter. This increase was mainly due to an increase in sales of Baht 5,091 million, resulting from the higher average petroleum sales price to USD 31.47 per BOE when compared with USD 28.14 per BOE for the previous quarter and the sales volume increase in this quarter to 160,678 BOED, when compared with the previous quarter of 139,035 BOED. The higher sales revenues derived mainly from the natural gas and condensate sales from the Bongkot and the Pailin project and the crude oil sales from the S1, the B8/32 and the Nang Nuan projects.

PTTEP and subsidiaries also realized their share of net income from associated companies from the net income from Thai Oil Power Co., Ltd.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 7,471 million, an increase in Baht 1,791 million or 32% when compared with Baht 5,680 million for the previous quarter. This increase was mainly due to the net effect of

(1) an increase in petroleum royalties due to higher sales revenue.

(2) an increase in operating expenses, mainly due to the cost from Nang Nuan project which started to produce at the end of the second quarter of 2005 and the maintenance cost from the B8/32, the Bongkot and the Pailin projects.

(3) higher depreciation and amortization expenses, mainly as a result of the amortization of the excess of the cost of acquiring Orange Energy Limited and B8/32 Partners Limited and the depreciation from the Bongkot project due to an increase in production volume.

(4) an increase in administration expenses, mainly due to the cost of Special Remuneratory Benefits from the B8/32 project.

PTTEP and subsidiaries had increased income tax expenses of Baht 1,687 million due to the higher of taxable profits.

-5- / 2.2 Results...

2.2 Results of Operations – For the First Nine Months Comparison

Earnings summary (Unit: Millions of Baht excepting Baht per share amounts)	First Nine Months 2005	2004
Income from continuing operations		
Exploration and production	15,236	10,691
Pipelines	2,678	1,889
The others	(996)	(1,814)
Total net income	**16,918**	**10,766**
Diluted earnings per share – from continuing operations	25.83	16.48
Total Revenues - from Current Operational Results	48,296	34,797

For the results of operations in the first nine months of 2005, PTTEP and its subsidiaries' net profit was Baht 16,918 million or Baht 25.83 per share-diluted, an increase of Baht 6,152 million when compared with the first nine months of 2004 net profit of Baht 10,766 million or Baht 16.48 per share-diluted.

For the first nine months of 2005, total revenues of PTTEP and its subsidiaries amounted to Baht 48,296 million, an increase of Baht 13,499 million or 39% when compared with Baht 34,797 million for the first nine months of 2004. This increase was mainly due to an increase in sales of Baht 12,648 million, resulting from the higher average petroleum sales price to USD 28.50 per BOE when compared with the first nine months of 2004 of USD 22.84 BOE. In addition, sales volume increased for the first nine months of 2005 to 147,532 BOED when compared with 132,592 BOED for the first nine months of 2004. The higher sales derived mainly from the natural gas and condensate sales from the Bongkot, the Pailin and the Yetagun projects.

PTTEP and its subsidiaries' interest income for the first nine months increased mainly as a result of higher fixed deposit and Treasury Bills.

PTTEP and subsidiaries had a foreign exchange gain for the first nine months of 2005 amounting to Baht 164 million whereas there was a foreign exchange loss of Baht 615 million for the first nine months of 2004.

PTTEP and its subsidiaries incurred expenses for the first nine months of 2005 of Baht 18,848 million, an increase of Baht 3,786 million or 25% when compared with Baht 15,062 million for the first nine months of 2004. This increase was the net effect of

-6- / (1) incurred...

(1) incurred losses on divestment in New Links Energy Resources Limited (New Links) which is a shareholder of PT Medco Energi Internasional Tbk. (Medco) for the first nine months of 2005.

(2) an increase in petroleum royalties due to higher sales revenue

(3) higher operating expenses, mainly due to the cost of Nang Nuan project which started to produce at the end of the second quarter of 2005 and the maintenance cost of the Bongkot, the Pailin and the B8/32 projects.

(4) an increase in exploration expenses, mainly due to the write-off of dry wells in the Algeria 433a&416b and the Yetagun projects, and 3D seismic and 2D seismic costs from the L53/43, the L54/43, the G4/43, the Algeria 433a&416b, the Pailin and the MTJDA projects.

(5) an increase in depreciation and amortization expenses, mainly due to the amortization of the excess of the cost of acquiring Orange Energy Limited and B8/32 Partners Limited and the depreciation from the Bongkot, the Nang Nuan, the Yetagun and the Pailin projects due to an increase in production volume and completed oil and gas properties.

PTTEP and its subsidiaries had increased income tax expenses of Baht 3,569 million due to the higher taxable profits.

3 Financial position

As of September 30, 2005, PTTEP and its subsidiaries had total assets amounting to Baht 131,264 million, which was Baht 19,319 million higher than the end of 2004. This increase was mainly due to the net effect of (1) an increase in oil and gas properties of Baht 30,368 million which is a consolidation of the properties from the B8/32 and 9A project of Baht 10,362 million and the excess cost of Orange Energy Limited and B8/32 Partners Limited acquisition of Baht 12,645 million (2) a decrease in cash and cash equivalents and short-term investments of Baht 8,184 million, resulting from the cash flow used in the acquisition in Orange Energy Limited and B8/32 Partners Limited and interim dividend payment, whereas the cash flow received from operations and from divestment of New Links, which is a shareholder of Medco and (4) a decrease in investments accounted for under equity method of Baht 9,319 million due to the divestment in New Links as mentioned.

Most of the current assets of PTTEP and its subsidiaries as of September 30, 2005 were in cash and cash equivalents, short-term investments, parent company receivables,

-7- / and accounts...

and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Thai Oil Power Co., Ltd. and Energy Complex Co., Ltd., presented under the title of Investment Accounted for under Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 66,362 million, which was higher than the end of 2004 by Baht 11,516 million, mainly resulting from (1) an increase in accrued expenses of Baht 6,276 million due to the Special Remuneratory Benefit cost from the B8/32 and 9A project, and higher investment in oil and gas properties from the Arthit, the B8/32 and 9A project (2) Deferred income tax and provision for decommissioning cost for the B8/32 and the 9A projects amounting to Baht 3,215 million.

As the company issued unsecured unsubordinated bonds amounting to Baht 2,500 million, the bonds bear an interest rate of 4.625% per annum and have a maturity period of 15 years, to be redeemed on March 27, 2018. On September 27, 2005 the Company entered into a swap agreement with a bank to swap Baht to USD (Cross Currency Swap) amounting to USD 60.83 million. Under this agreement, interest is charged at the rate of 3.85 per annum until the expiration date.

PTTEP issued warrants to directors, managements and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004 and 2.8 million units on August 1, 2005, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share and Baht 278 per share respectively. As of September 30, 2005, the total number of shares exercised were 2.76 million share units and the outstanding number of warrants was 6.84 million units.

On August 08, 2005, PTTEP registered the change in paid-up capital to Baht 3,273.80 million for the issuance and payment of 654.76 million ordinary shares.

As of September 30, 2005, PTTEP and its subsidiaries had a net cash flow from operations that amounted to Baht 33,388 million. Most of this was cash received from operating activities. PTTEP and its subsidiaries had a net cash flow from investment activities that amounted to Baht 27,272 million. Most of this was from (1) acquisitions in Orange Energy Limited and B8/32 Partners Limited amounting to Baht 20,262 million (2) cash flow used in investment in oil and gas properties in the Arthit, the Bongkot and

-8- / the Pailin...

the Pailin projects of Baht 15,563 million (3) cash received from the divestment in New Links, which is a shareholder of Medco, which amounted to Baht 8,909 million (4) dividends received from Thai Oil Power Co., Ltd. amounting to Baht 73 million and (5) investment in Energy Complex Co., Ltd. which amounted to Baht 400.

In addition, PTTEP and its subsidiaries had a net cash flow used in financing activities that amounted to Baht 9,280 million, resulting from (1) dividend payments to shareholders, amounting to Baht 9,478 million (2) cash received from the issuance of ordinary shares for the exercise of warrants amounting to Baht 198 million.

As of September 30, 2005, PTTEP and its subsidiaries had cash and cash equivalents of Baht 20,636 million, a decrease in Baht 3,142 million from the end of 2004.

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No.1.910 / L. 442 /2005

Finance Department
Tel. 0-2537-4509

November 8 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2002

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2002 which were allocated to PTTEP directors, management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 111. The first exercise date was July 31, 2003.

Please be informed that on the tenth exercise date of October 31, 2005, a total of 56 people who are PTTEP management and employees exercised the warrants for total amount of 40,100 shares, resulting in the remaining outstanding warrants of 590,700 units, and the remaining shares reserved for the exercise of warrants of 590,700 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 2,000,000 shares

Exercise price 111 Baht/share

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2003. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The second 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The third 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The fourth 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

Date of submitting filing May 13, 2002

Effective date of filing July 30, 2002

Exercise date for this report October 31, 2005

Exercise price for this report 111 Baht/share

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Ministry of Finance*	-	-	-	-
Director	-	-	-	-
Management and Employee	55	39,700	39,700	1.99
PTT Employee**	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	1	400	400	0.02
Sub-purchasing person	-	-	-	-
Total	56	40,100	40,100	2.01

*The rights of PTTEP directors who are governmental officials were exercised by the Ministry of Finance
**Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Ministry of Finance*	-	-	-	-
Director	-	-	-	-
Management and Employee	55	39,700	39,700	1.99
PTT Employee**	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	1	400	400	0.02
Sub-purchasing person	-	-	-	-
Total	56	40,100	40,100	2.01

*The rights of PTTEP directors who are governmental officials were exercised by the Ministry of Finance
**Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,409,300 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

1,409,300 shares

3.6 The remaining units of unconverted warrants

590,700 units

3.7. The remaining number of reserved shares for the exercise of warrants

590,700 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No.1.910 / L.443/2005

Finance Department
Tel. 0-2537-4509

RECEIVED PROCESSING 2005 SECTION

November 8 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2003

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2003 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 117. The first exercise date was July 30, 2004.

Please be informed that on the sixth exercise date of October 31, 2005, a total of 65 people who are PTTEP management, and employees exercised the warrants for total amount of 42,400 shares, resulting in the remaining outstanding warrants of 1,072,800 units, and the remaining shares reserved for the exercise of warrants of 1,072,800 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร: +66(0) 2537-4000 แฟ็กซ์: +66(0) 2537-4333, 2537-4444 http://www.pttep.com

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 2,000,000 shares

Exercise price 117 Baht/share

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The second 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The third 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The fourth 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

Date of submitting filing April 23, 2003

Effective date of filing July 2, 2003

Exercise date for this report October 31, 2005

Exercise price for this report 117 Baht/share

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	65	42,400	42,400	2.12
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	65	42,400	42,400	2.12

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	65	42,400	42,400	2.12
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	65	42,400	42,400	2.12

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

927,200 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

927,200 shares

3.6 The remaining units of unconverted warrants

1,072,800 units

3.7. The remaining number of reserved shares for the exercise of warrants

1,072,800 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No.1.910 / L.444/2005

Finance Department
Tel. 0-2537-4509

November 8 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2004

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2004 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 183. The first exercise date was July 29, 2005.

Please be informed that on the second exercise date of October 31, 2005, a total of 91 people who are PTTEP management, and employees exercised the warrants for total amount of 88,900 shares, resulting in the remaining outstanding warrants of 2,204,400 units, and the remaining shares reserved for the exercise of warrants of 2,204,400 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 2,800,000 shares

Exercise price 183 Baht/share

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The second 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The third 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The fourth 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

Date of submitting filing May 31, 2004

Effective date of filing July 2, 2004

Exercise date for this report October 31, 2005

Exercise price for this report 183 Baht/share

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	91	88,900	88,900	3.18
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	91	88,900	88,900	3.18

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	91	88,900	88,900	3.18
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	91	88,900	88,900	3.18

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

595,600 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

595,600 shares

3.6 The remaining units of unconverted warrants

2,204,400 units

3.7. The remaining number of reserved shares for the exercise of warrants

2,204,400 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President